Date: May 25,2011

Via EDGAR

United States Securities and Exchange Commission

100 F street, N.E.

Washington D.C., 20549-7010

Att: Chambre Malone or Dieter King

Re: Great Wall Builders Ltd.,

Form 10-K for the Fiscal Year Ended June 30, 2010

Filed May 3, 2011

Form 10-Q for the Period Ended March 31, 2010

Filed May 3, 2011

Form 10-Q/A for the Period Ended September 30, 2010

Filed May 3, 2011

Form 10/q for the Period Ended March 31, 2011

Filed April 25, 2011

File No.333-153182

Dear Ms. Chambre Malone or Mr. King:

In response to your letter dated May 11, 2011, concerning the above captioned matter, I am responding to your comments:

Paragraph numbering used for each response corresponds to the numbering used in your comment letter.

Form 10-K/A for the Fiscal Year Ended June 30, 2010

1. We note that you have not filed officer certifications with your Form 10-K/A. Please file a full amendment to your 10-K/A with currently dated officer

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certifications in accordance with item 60(b)(31) and Item 601(b)(32) of Regulation S-K. Please note that if there are no financial statements or other financial information in the amendment, then paragraph 3 of the Item 601(b) (31) certification may be omitted from the certifications that are filed with the amendment. Please see question 161.01 of our compliance and Disclosure Interpretations for the rules promulgated under the registration and reporting provisions of Section 12, 13, 15 of the Exchange Act, which are available on our website.

Response: We have filed a full 10-K/A amendment plus attached currently dated officer certifications in accordance with Item 601(b) (32) of Regulation S.K.

2. We note your response to comment four in our letter dated april 19, 2011. You have not provided proper signatures with your Form 10-K/A. You have not provided a signature for the individual signing as the principal accounting officer. Please refer to Instruction D(2)(a) of Form 10-K. With respect to the signature, please list the registrant's name above Tian Jia's signature. Please refer to the Signature. Please refer to the Signatures section of Form 10-K. Please comply with this comment in your Form 10-K amendment and in future filings.

Response: We have filed a full 10-K/A and provided proper signature from our Principal Accounting Officer as requested.

Forms 10-Q/A for fiscal Quarters Ended March 31, 2010 and September 30, 2010

3. We note your response to comment five in our letter dated April 19. 2011. Please file full amendments ( i.e. the complete report) to your Forms 10-Q for March 31, 2010 and September 30, 2010.

Response: We have filed full amendments of the Forms 10-Q/A for March 31, 2010 and September 30, 2010 per your request.

4. We note that you have not furnished the certifications required under Item 601(b)(32) of Regulation S-K. Please file the certifications with your amended Forms 10-Q.

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Response: We have filed our full amendments for the 10-Q/A and attached currently dated officer certifications in accordance with Item 601(b) (32) of Regulation S-K per your request.

5. We note your response to comment six in our letter dated April 19, 2011. We reissue our comment as your rule references remain incorrect in the certifications filed with your Forms 10-Q for the fiscal quartered ended March 31, 2010, September 30, 2010, December 31, 2010 and march 31, 2011. In your amended filings and future filings, please refer to the text of Exchange Act Rules 13a-15(e) and 15d-15(e) with respect to disclosure controls and procedures and Exchange Act Rules 13a-!5(f) and 15d-15(f) with respect to internal control over financial reporting.

Response: We have filed our full amendments for Forms 10-Q for the fiscal quartered ended March 31, 2010, September 30, 2010, December 31, 2010 and

March 31, 2011. We all attached currently dated officer certifications in accordance with Item 601(b) of Regulation S-K per your request.

6. We note your response to comment seven in our letter dated April 19, 2011. Please file Form 10-Q amendments that include the entire Item 4 information. In the amendments, please fully address whether your disclosure controls and procedures were effective at the reasonable assurance level. Please also indicate whether management's conclusion was based on the full definition of disclosure controls and procedures as provided in Exchange Act Rules 13a-15(e) and 15d-15(e).

Response: We have attached currently dated Officer certification in accordance with Item 601(b) of Regulation S-K and fully addressed our disclosure controls and procedures were effective at the reasonable assurance level. Please also noted the management's conclusion was based on the full definition of disclosure controls and provided in Exchange Act Rules 13a-15(e) and 15d-15(e).

Form 10-Q for the Fiscal Quarter ended December 31, 2010

7. We note that you have not furnished the certification required under Item 601(b)(32) of Regulation S-K. Please file a full amendment to your Form 10-Q that contains the certification.

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Response: We have filed the full amendment for the fiscal quarter ended 12/31/2010 and currently dated officers' certification in accordance with Item 601(b) of Regulation s-K per your request.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 2: Management's Discussion and analysis of Financial Condition .... page 8.

Forward Looking Statements, page 8

8. In future filings, please delete the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. As previously indicated, the safe harbor for forward-looking statements does not apply to issuers of penny stock. since you appear to be a penny stock issuer, please delete these references in future filings to remove any implications that you are eligible to rely upon the safe harbor provisions. Please refer to Section 27A(b)(1) (C) of the Securities Act and Section 21E(b)(1) (C) of the Exchange Act.

Response: We have removed the references of Section 27A and the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 per your request.

Item 4: Controls and Procedures ....page 10

9. We note that your state that your management " concluded that the current disclosure controls and procedures provide them with reasonable assurance that they are effective to provide them with timely material information ..." We note that it does not appear that management's conclusion was based on the full definition of disclosure controls and procedures as set forth in Exchange Act Rules 13a-15(e) and 15d-15(e). Please tell us whether your management's conclusion was based on the full definition of disclosure controls and procedures as set forth in the rules.

Response: We have supplementary provided the management's conclusion based on the full definition of disclosure controls and procedures as set forth in Exchange Act Rules 13a-15(e) and 15d-15(e). Please be advised that the management's conclusion was based on the full definition of disclosure controls and procedures as set forth in the rules.

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Exhibit 32

10. We note that you have referenced the "annual" report on Form 10-Q for the period ended " March 31, 2010." Please file a full amendment to your form 10-Q to provide a certification referencing the correct quarterly report.

Response: We have provided the full amendment for the fiscal quarter ended and corrected the certifications referencing to the correct quarterly report.

Please you have further question, please fax us a copy of your immediate attention. Our fax number is : (281) 575-6983 Att: Tian Jia.

Sincerely,

Great Wall Builders Ltd.,

/s/ Tian Jia

Tian Jia

CEO/CFO &

Principal Accounting Officer